UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

On June 16, 2023, Pharvaris N.V. (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with certain institutional investors (the “Investors”) relating to the offer and sale of 6,951,340 ordinary shares of the Company, par value €0.12 per share (the “Ordinary Shares”), in a private placement at a purchase price of $10.07 per Ordinary Share (the “PIPE Offering”). The Subscription Agreement contains customary representations, warranties and covenants of the Company and the Investors, including customary indemnification provisions for a transaction of this type. The Company also granted the Investors customary registration rights with respect to Ordinary Shares acquired in the PIPE Offering. A copy of the Subscription Agreement is furnished hereto as Exhibit 99.1.

On June 20, 2023, the Company issued a press release in connection with the PIPE Offering. A copy of the Company’s press release is furnished hereto as Exhibit 99.2.

This Report on Form 6-K (excluding Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (Registration Number 333-263198) and Form S-8 (Registration Number 333-252897). Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

The offer and sale of the Ordinary Shares have not been, and will not be, registered under the Securities Act, or any other securities laws, and the Ordinary Shares cannot be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: June 20, 2023	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIB INDEX

Exhibit No.	Description
99.1	Form of Subscription Agreement.
99.2	Press Release dated June 20, 2023.